September 19, 2012

VIA EDGAR AND COURIER

Craig D. Wilson

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Verisk Analytics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Filed May 1, 2012
Form 8K/A Filed May 31, 2012
Re:	File No. 001-34480

Ladies and Gentlemen:

Verisk Analytics, Inc., a Delaware corporation (the “Company”), has filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1934, its Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2011.

We are writing to respond to the comments raised in your letter to the Company dated September 10, 2012. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). References to page numbers in our response are to page numbers in the Form 10-K. Capitalized terms defined in the Form 10-K and used in this letter but not otherwise defined herein have the meanings assigned to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Consolidated Results of Operations, page 38

1. We note from your second quarter 2012 earnings results conference call that organic revenue growth rates appear to be significant in explaining business performance. Based on the results of operations discussions for revenue in the Form 10-Q for the quarterly period ended June 30, 2012, we note that where you disclose organic revenue growth in dollar terms for the current periods, i.e., increase in revenue excluding recent acquisitions, you do not disclose the related growth rates in all instances. To the extent organic growth rates are key performance indicators that management uses to manage the business and would be material information to investors, you should identify and disclose those rates and trends where they are reasonably likely to have a material effect on financial condition or operating performance. See SEC Release No. 33-8350. Please tell us how you considered supplementing your disclosures to provide these rates and related discussion. To the extent rate information is not material to investors it appears you should consider providing prior period information relevant to comparative organic versus acquisition-related revenue analysis.

Response: In future filings, where material, the Company will disclose organic growth rates and trends that are reasonably likely to have a material effect on the financial condition or operating performance of the Company. To the extent rate information is not material to investors, the Company will consider providing prior period information relevant to comparative organic versus acquisition-related revenue analysis.

Form 8-K/A Filed May 31, 2012

Exhibit 99.2

2. We note your response to prior comment 7. We believe that you should file an amended Form 8-K that includes the required financial statements based on Item 9.01(a) of Form 8-K and Rule 3-05(b) of Regulation S-X. In this regard, please file an amended Form 8-K that includes of a statement of income and cash flows of MediConnect Global, Inc. for the nine months ended December 31, 2010.

Response: On September 13, 2012, the Company filed an amendment on Form 8-K/A that included the financial statements of MediConnect Global, Inc. for the nine months ended December 31, 2010 as required by Item 9.01(a) of Form 8-K and Rule 3-05(b) of Regulation S-X.

In connection with the Company’s responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United states.

Please do not hesitate to contact the undersigned with any questions or comments regarding this filing.

Sincerely,

Frank J. Coyne

Chairman and Chief Executive Officer